UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                                Brightpoint, Inc.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    109473108
                                 (CUSIP Number)

                             David B. Millard, ESQ.
                             STEPHEN J. DUTTON, ESQ.
                          Leagre Chandler & Millard LLP
                            1400 First Indiana Plaza
                          135 North Pennsylvania Street
                        Indianapolis, Indiana 46204-2415
                                 (317) 808-3000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 13, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Timothy S. Durham
-------------------------------------------------------------------------------
      2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        481,594
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       4,757
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        481,594
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        4,757
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          486,351
-------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.1%
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Diamond Investments, LLC  35-2088657
-------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) [ ]
                        (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        4,757
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        4,757
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,757
-------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.1%
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Henri B. Najem, Jr.
-------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        50,300
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       6,950
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        50,300
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        6,950
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                57,250
-------------------------------------------------------------------------------
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.7%
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Shelley Najem
-------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
-------------------------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        0
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       6,950
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        0
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        6,950
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,950
-------------------------------------------------------------------------------
      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.1%
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Jeffrey Osler
-------------------------------------------------------------------------------
      2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
-------------------------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        1,000
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        1,000
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,000
-------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0%
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Neil Lucas
-------------------------------------------------------------------------------
      2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
-------------------------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        13,698
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        13,698
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          13,698
-------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.2%
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         James F. Cochran
-------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
-------------------------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        0
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        0
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
-------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0%
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Jonathon B. Swain
-------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
-------------------------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        1,885
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        1,885
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,885
-------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0%
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Dr. Charles Durham
-------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
-------------------------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        0
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       12,757
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        0
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        12,757
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,757
-------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.2%
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Mitza Durham
-------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
-------------------------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        12,757
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        12,757
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,757
-------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.2%
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Shannon Frantz
-------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
-------------------------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        360
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        360
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          360
-------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0%
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                 AMENDMENT NO. 4

     This Amendment No. 4 amends the Schedule 13D originally filed on August 8, 2002, by Timothy S. Durham, Diamond Investments, LLC and Henri B. Najem, Jr., relating to shares of common stock, $0.01 par value per share (the "Common Stock"), of Brightpoint, Inc., a Delaware corporation (the "Issuer" or "Brightpoint"), as amended by Amendment No. 1 filed on September 30, 2002, Amendment No. 2 filed on February 5, 2003, and Amendment No. 3 filed on May 9, 2003. The following items are hereby amended:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Personal funds were used for the purchases described in Item 5. The information in Item 5 is incorporated herein by reference.


ITEM 4. PURPOSE OF TRANSACTION.

     The purchases of shares of Common Stock by the Reporting Persons described in Item 5 were made for the purpose of investment and to gain a significant equity interest in Brightpoint.

     Each of the Reporting Persons may acquire additional shares or other securities of Brightpoint or sell or otherwise dispose of any or all of the shares or other securities of Brightpoint they beneficially own.

     The Reporting Persons may engage in discussions with the management and members of the Board of Directors of Brightpoint concerning the business, operations and future plans of Brightpoint.

     The  Reporting   Persons  may  also  consider  other  actions  to  maximize stockholder value including, without limitation:

     o Proposing an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Brightpoint or any of its subsidiaries; and

     o Proposing change in the present Board of Directors or management of Brightpoint.

     Other than described above, none of the Reporting Persons currently has any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although they reserve the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on August 13, 2003, the Reporting Persons may be deemed to beneficially own, in the aggregate, 573,301 shares of Common Stock, representing approximately 7.2% of the Issuer's outstanding shares of Common Stock (based on the 8,025,982 shares stated to be outstanding as of July 22, 2003 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed with the Securities and Exchange Commission).

     (b) Mr. Durham has sole voting and sole dispositive power with respect to 481,594 shares. Mr. Durham may be deemed to beneficially own and share voting and dispositive power with respect to the 4,757 shares held by Diamond Investments, LLC, in which he has the majority ownership interest and voting control.

     Mr. Najem has sole voting and sole dispositive power with respect to 50,300 shares and shares with Ms. Najem voting and dispositive power with respect to 6,950 shares.

     Mrs. Najem shares with Mr. Najem voting and dispositive power with respect to 6,950 shares. She also may be deemed to beneficially own and share voting and dispositive power with respect to the 50,300 shares held by Mr. Najem.

     Mr. Osler has sole voting and dispositive power with respect to 1,000 shares.

     Mr. Lucas has sole voting and dispositive power with respect to 13,698 shares.

     Mr. Swain has sole voting and dispositive power with respect to 1,885 shares.

     Dr. Durham may be deemed to share with Mitza Durham voting and dispositive power with respect to 12,757 shares.

     Mitza Durham has sole voting and dispositive power with respect to 12,757 shares.

     Ms. Frantz has sole voting and dispositive power with respect to 360 shares.

     Mr. Cochran has sold all of the shares previously reported as being beneficially owned by him.

     Information on percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is included in the cover pages to this Amendment No. 4 and is incorporated herein by reference.

     (c) The following table presents information on securities acquired within the past sixty days. All transactions were effected in the open market and exclude commissions paid.


         Shareholder               Date       Price Per         Transaction          No. of Shares
                                              Share ($)
Jim Cochran                       8/13/2003         $25.50         Sale                          2,025
Jim Cochran                       8/13/2003         $25.00         Sale                          1,836
Jim Cochran                       8/13/2003         $25.00         Sale                          3,270
Jim Cochran                       8/13/2003         $25.00         Sale                          5,000
Jim Cochran                       8/13/2003         $25.00         Sale                          3,164
Jim Cochran                       8/13/2003         $25.11         Sale                            500
Jim Cochran                       8/13/2003         $25.00         Sale                          1,490
Jim Cochran                       8/13/2003         $25.00         Sale                            330
Timothy Durham                     8/5/2003         $27.15         Sale                          3,900
Timothy Durham                     8/4/2003         $26.29         Sale                         13,200
Timothy Durham                    7/31/2003         $27.70         Sale                         41,000
Henri Najem                       7/31/2003         $28.61         Sale                          2,500
Henri Najem                       7/31/2003         $27.11         Sale                          1,000
Henri Najem                       7/31/2003         $27.10         Sale                          1,000
Henri Najem                       7/31/2003         $27.11         Sale                          1,300
Henri Najem                       7/29/2003         $24.77         Sale                          4,000
Henri Najem                       7/29/2003         $24.78         Sale                          2,000
Henri Najem                       7/29/2003         $24.79         Sale                          2,000
Henri Najem                       7/29/2003         $24.81         Sale                          2,000
Timothy Durham                    7/28/2003         $13.48       Purchase                          450
Henri Najem                       7/28/2003         $19.84       Purchase                          100
Henri Najem                       7/28/2003         $20.00       Purchase                          200
Henri Najem                       7/23/2003         $19.52       Purchase                          100
Henri Najem                       7/23/2003         $19.50       Purchase                          100
Jim Cochran                       7/16/2003         $15.85       Purchase                        1,000
Jim Cochran                       7/16/2003         $15.86       Purchase                          100
Jim Cochran                       7/16/2003         $15.58       Purchase                          490
Timothy Durham                    7/11/2003         $14.50       Purchase                          900
Jim Cochran                        7/9/2003         $15.20       Purchase                        1,500
Mitza Durham                       7/9/2003         $14.97       Purchase                          600
Mitza Durham                       7/9/2003         $14.97       Purchase                          200
Mitza Durham                       7/9/2003         $14.98       Purchase                          100
Mitza Durham                       7/9/2003         $14.98       Purchase                        1,700
Jim Cochran                        7/8/2003         $13.67       Purchase                          925


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A: Joint Filing Agreement.

Exhibit B: Power of Attorney.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 20, 2003


/s/ Timothy S. Durham                                   *
-------------------------                       -------------------------------
Timothy S. Durham                               Shelley Najem

        *                                               *
-------------------------                       -------------------------------
Henri B. Najem, Jr.                             Dr. Charles Durham

DIAMOND INVESTMENTS, LLC

By:     *                                               *
   ----------------------                       -------------------------------
   Timothy S. Durham                            Mitza Durham
   Its: Managing Member
                                                        *
                                                -------------------------------
                                                Shannon Frantz


        *                                      *By: /s/ Timothy S. Durham
-------------------------                       -------------------------------
Jeffrey Osler                                   Timothy S. Durham
                                                Attorney-in-Fact
        *
-------------------------
Neil Lucas

        *
-------------------------
James F. Cochran

        *
-------------------------
Jonathon B. Swain

                                  EXHIBIT INDEX


Exhibit No.                        Description

A                                  Joint Filing Agreement.

B Power of Attorney. Incorporated by reference to the signature page of Amendment No. 2 to this Schedule 13D, which was filed on February 5, 2003.

                                    EXHIBIT A
                             Joint Filing Agreement

Each of the  undersigned  hereby  agrees and  consents to the filing of a single
Schedule 13D and any and all future amendments thereto with the Securities and Exchange Commission on behalf of the undersigned and the other persons listed in
Item 2 of the Schedule 13D in connection with their beneficial ownership of securities of Brightpoint, Inc.

Dated:  February 4, 2003



/s/ Timothy S. Durham                           /s/ Shelley Najem
-------------------------                       -------------------------------
Timothy S. Durham                               Shelley Najem

/s/ Henri B. Najem, Jr.                         /s/ Dr. Charles Durham
-------------------------                       -------------------------------
Henri B. Najem, Jr.                             Dr. Charles Durham

DIAMOND INVESTMENTS, LLC                        /s/ Mitza Durham
                                                -------------------------------
                                                Mitza Durham
By:/s/ Timothy S. Durham
-------------------------                       /s/ Shannon Frantz
Timothy S. Durham                               -------------------------------
Its: Managing Member                            Shannon Frantz


/s/ Jeffrey Osler
-------------------------
Jeffrey Osler


/s/ Neil Lucas
-------------------------
Neil Lucas


/s/ James F. Cochran
-------------------------
James F. Cochran


/s/ Jonathon B. Swain
------------------------
Jonathon B. Swain